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                          Filed by Wesley Jessen VisionCare, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                          Subject Company:

                          Wesley Jessen VisionCare, Inc.
                          Commission File No. 0-22033


    On April 24, 2000, Wesley Jessen VisionCare, Inc. issued the following press release. To the extent that the press release constitutes tender offer materials, the safe harbor provisions of the Private Securities Reform Act of 1995 (the "Safe Harbor Provisions") are not applicable. To the extent that the press release constitutes soliciting materials, the Safe Harbor Provisions have not been judicially determined to be applicable.
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[LOGO OF WESLSEY JESSEN]

                                                               Press Release
--------------------------------------------------------------------------------



                              Contact: George Sard/David Reno/Tina Johnson
                                       Sard Verbinnen & Co.
                                       (212) 687-8080

              WESLEY JESSEN COMMENCES DISCUSSION WITH THIRD PARTY
                        RELATING TO POSSIBLE TRANSACTION
                 ______________________________________________

   DES PLAINES, IL, April 24, 2000 - Wesley Jessen VisionCare, Inc. (NASDAQ:
WJCO), the world's leading manufacturer of specialty soft contact lenses, today announced that it has commenced discussions with a third party relating to a possible transaction involving Wesley Jessen. Wesley Jessen is the subject of a hostile tender offer by Bausch & Lomb, Inc. (NYSE: BOL) and is a party to a merger agreement with Ocular Sciences, Inc. (NASDAQ: OCLR). Wesley Jessen's preliminary discussions with the third party are being conducted with the consent of Ocular Sciences.

   Wesley Jessen previously disclosed that its Board has instructed its management and advisors to hold discussions with Bausch & Lomb with the objective of eliciting Bausch & Lomb's best proposal. Wesley Jessen stated that any improved acquisition proposal from Bausch & Lomb would be evaluated in comparison to the significant shareholder value that the Wesley Jessen Board believes could be achieved in a transaction with Ocular Sciences.

   The Wesley Jessen/Ocular Sciences merger agreement remains in full force and effect. Any actions taken by the Wesley Jessen Board will be consistent with this agreement.

   Wesley Jessen VisionCare, Inc. is the leading worldwide developer, manufacturer and marketer of specialty contact lenses. Its products include cosmetic lenses, which change or enhance the wearer's eye color, toric lenses, which correct astigmatism, and
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premium lenses, which offer value-added features such as protection from ultraviolet light.

                                     # # #

SAFE HARBOR STATEMENT

The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the foregoing, in particular, statements regarding the proposed business combination between WJ and OSI are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals, the stockholders of either WJ or OSI fail to approve the business combination; costs related to the business combination; the risk that the WJ and OSI businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors relating to WJ's or OSI's business generally. WJ and OSI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

For a detailed discussion of these and other cautionary statements, please refer to WJ's filings with the Securities and Exchange Commission (the "Commission"), especially in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of WJ's Form S-3 Registration Statement (Commission File No. 333-79293), which became effective in June 14, 1999. In addition, please refer to OSI's filings with the Commission, especially the information set forth under the heading "Factors That May Affect Future Results" in OSI's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1999.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

A joint proxy statement/prospectus will be filed by Wesley Jessen VisionCare, Inc. ("WJ") and Ocular Sciences, Inc. ("OSI") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by WJ and OSI with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by WJ may also be obtained for free from WJ by directing a request to Wesley Jessen VisionCare, Inc., 333 East Howard Avenue, Des Plaines, IL 60018, telephone: (847) 294-3000. In addition, the joint proxy statement/ prospectus and other documents filed with the Commission by OSI may be obtained for free from OSI by directing a request to Ocular Sciences, Inc., 475 Eccles Avenue, South San Francisco, California 94080, telephone: (650) 583-1400.
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WJ and its officers and directors may be deemed to be participants in the solicitation of proxies from WJ's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WJ's Current Report on Form 8-K, dated March 21, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from WJ at the address set forth above. OSI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of OSI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in OSI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 26, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the OSI at the address set forth above.